Exhibit 99.1

www.allianceatlantis.com	TSX: AAC.A, AAC.B NASDAQ: AACB

For Immediate Release (AAC03-053)

CONTACTS:	W. Judson Martin Senior Executive Vice President and Chief Financial Officer Tel: (416) 934-6932 E-mail: judson.martin@allianceatlantis.com	Kym Robertson Vice President Corporate & Public Affairs Tel: (416) 934-6941 E-mail: kym.robertson@allianceatlantis.com

Alliance Atlantis Communications Inc. Outlines Success of Movie Distribution
Income Fund IPO and Provides Financial Information for CSI Franchise

•	Pro forma Debt to EBITDA drops from peak of 5.9 to 2.9 times in Q1 F2004 as a result of proceeds from Movie Distribution Income Fund IPO.
•	CSI expected to generate approximately $625 million in pre-tax cash flow to Alliance Atlantis during the franchise lifetime.

TORONTO, CANADA — November 19, 2003 — Alliance Atlantis Communications Inc. (TSX: AAC.A, AAC.B; NASDAQ: AACB) is hosting an Investor Forum today where it is discussing the positive impact of the Company's recent successful IPO of Movie Distribution Income Fund and outlining certain financial information related to its interest in the CSI television franchise. Those wishing to join today's Investor Forum are invited to participate via a live webcast starting at 9:30 a.m. (Toronto time) on Alliance Atlantis' web site at www.allianceatlantis.com. The webcast will be archived for 30 days.

"Movie Distribution Income Fund was created to accelerate our debt reduction effort, surface value in our motion picture distribution business and finance future growth opportunities," said Michael MacMillan, Chairman and Chief Executive Officer of Alliance Atlantis. "Through this transaction, we have realized gross proceeds of $254 million. We couldn't be more pleased with the result. Since the first quarter of Fiscal 2002, we have reduced debt from a peak of $730 million to $421 million on a pro forma basis in the first quarter of Fiscal 2004. Over that time, Debt to EBITDA has dropped from 5.9x to 2.9x on a pro forma basis."

The CSI franchise is currently comprised of CSI: Crime Scene Investigation and CSI: Miami, the #1 and #6 most watched series on U.S. television this year. Mr. MacMillan and Judson Martin, Senior Executive Vice President and Chief Financial Officer of Alliance Atlantis will present financial information related to the Company's share of revenue, gross profit and pre-tax cash flow related to the CSI franchise.

CSI: Crime Scene Investigation is now in its fourth broadcast season. Its ratings results this season are expected to qualify it for significant bonus payments. Season to date, the series is ranked #1 in all relevant audience demographics and CSI: Miami, now in its second season, ranks sixth in Persons 2+, fifth in 25-54 and ninth in Adults 18-49.

"Based on our current assumptions, we expect the CSI franchise to generate total revenue of approximately $1.0 billion to Alliance Atlantis, gross profit of approximately $500 million to Alliance Atlantis and pre-tax cash flow of approximately $325 million to Alliance Atlantis from Fiscal 2004 through to the end of Fiscal 2008. From 2009 on, we are forecasting an additional approximately $300 million in pre-tax cash flow to Alliance Atlantis from CSI, for a total of approximately $625 million in franchise pre-tax cash flow for the Company," said Mr. Martin. "With the impressive strength of the franchise's ratings, and approximately 76% of forecast revenue already contracted, we are very confident in CSI's ability to achieve the forecasts we are presenting today."

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Alliance Atlantis Communications Inc.

Alliance Atlantis Communications Inc. is a leading vertically integrated broadcaster, creator and distributor of filmed entertainment. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A, AAC.B and on NASDAQ — trading symbol AACB. The Company's Web site is www.allianceatlantis.com.